UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549

                                  AMENDMENT NO. 1 TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DERMA SCIENCES, INC.
                                 --------------------
                                   (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                      249827106
                                   ----------------
                                    (CUSIP Number)


                                   Bruce F. Wesson
                                Senior Managing Member
                                   Claudius, L.L.C.
                             610 Fifth Avenue, 5th Floor
                                 New York, NY  10020
                                    (212) 218-4990
          -----------------------------------------------------------------
                        (Name, Address and Telephone Number of
               Person Authorized to Receive Notices and Communications)


                                  September 9, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                         Page 1 of 10 Pages

               Page 2 of 10 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event of January 23, 1998 (the "Initial Schedule 13D"), is hereby amended to read in its entirety as follows:


                                     SCHEDULE 13D


         ---------------------------                -------------------------

          CUSIP No.   249827106                      Page  2  of  10  Pages
                    ------------                          ---    ----
         ---------------------------                -------------------------

         --------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Galen Partners III, L.P.
         --------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
         --------------------------------------------------------------------
          3    SEC USE ONLY

         --------------------------------------------------------------------
          4    SOURCE OF FUNDS

               WC
         --------------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

         --------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
         --------------------------------------------------------------------
         NUMBER OF         7    SOLE VOTING POWER

          SHARES                    4,692,055 (see Item 5(a))
                         ----------------------------------------------------
        BENEFICIALLY       8    SHARED VOTING POWER

          OWNED BY                  0
                         ----------------------------------------------------
           EACH            9    SOLE DISPOSITIVE POWER

         REPORTING                  4,692,055
                         ----------------------------------------------------
          PERSON          10   SHARED DISPOSITIVE POWER

           WITH                     0
         --------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         4,692,055
         --------------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]
         --------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         51.87%

         --------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         PN
         --------------------------------------------------------------------

               Page 3 of 10 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

         --------------------------                -------------------------

          CUSIP No.   249827106                      PAGE  3  OF  10  PAGES
                    ------------                          ---    ----
         --------------------------                -------------------------

         -------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Galen Partners International III, L.P.
         -------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
         -------------------------------------------------------------------
          3    SEC USE ONLY

         -------------------------------------------------------------------
          4    SOURCE OF FUNDS

               WC
         -------------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

         -------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
         -------------------------------------------------------------------
          NUMBER OF       7    SOLE VOTING POWER

           SHARES                   454,071 (see Item 5(a))
                         ---------------------------------------------------
        BENEFICIALLY      8    SHARED VOTING POWER

          OWNED BY                  0
                         ---------------------------------------------------
           EACH           9    SOLE DISPOSITIVE POWER

         REPORTING                  454,071
                         ---------------------------------------------------
          PERSON         10   SHARED DISPOSITIVE POWER

           WITH                     0
         -------------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         454,071
         -------------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

         -------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.06%
         -------------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         PN
         -------------------------------------------------------------------

               Page 4 of 10 of the initial Schedule 13D is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

         -------------------------              --------------------------

          CUSIP No.   249827106                   Page  4  of  10  Pages
                    ------------                       ---    ----
         -------------------------              --------------------------

         -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Galen Employee Fund III, L.P.
         -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                   (b) [X]
         -----------------------------------------------------------------
          3    SEC USE ONLY

         -----------------------------------------------------------------
          4    SOURCE OF FUNDS

               WC
         -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

         -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
         -----------------------------------------------------------------
                          7    SOLE VOTING POWER

                                     9,774 (see Item 5(a))
                         -------------------------------------------------
                          8    SHARED VOTING POWER

                                     0
                         -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                                     9,774
                         -------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                     0
         -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         9,774
         -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                          [ ]

         -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0.45%
         -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         PN
         -----------------------------------------------------------------

               The first paragraph of Item 1 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "This statement covers a total of 5,166,668 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 625,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 625,000 shares of Common Stock, (ii) 2,083,334 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 2,083,334 shares of Common Stock, and (iii) warrants for the purchase of 2,458,334 shares of Common Stock (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 2,458,334 shares of Common Stock. The Common Shares, Series A Preferred Shares, Series B Preferred Shares and Warrants are referred to herein, collectively, as the "Securities"."

               The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "375,000 of the Series A Preferred Shares and the 375,000 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series A Debentures"). The Reporting Persons acquired Series A Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. The remaining 250,000 shares of the Series A Preferred Shares were acquired through converting 250,000 shares of Common Stock, which were previously acquired by the Reporting Persons at a purchase price of $1.00 per share for an aggregate amount of $250,000 in cash, into an equal number of shares of Series A
               Preferred Stock.   The Series B Preferred Shares and
               2,083,334 of the Warrants were acquired by the Reporting Persons through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series B Debentures"). The Reporting Persons acquired Series B Debentures in an aggregate principal amount of $2,500,000 for $2,500,000 in cash. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of

               Common Shares, Series A Preferred Shares, Series B Preferred Shares and Warrants it received."

               Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

                    (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:


        =====================================================================
                (1)        (2)           (3)          (4)          (5)

                       Number of
                       Shares of
                       Common         Number of
                       Stock into     Shares of
                       which Owned    Common
                       Series A       Stock which                Percentage
                       Preferred      may be                     of
                       Stock and      acquired                   Outstanding
                       Series B       pursuant to    Total of    Shares of
                       Preferred      exercise of    Columns     Common
         Reporting     Stock is       Owned          (2), (3)    Stock (see
         Person        Convertible    Warrants       and (4)     Note below)
        ---------------------------------------------------------------------
          Galen         2,459,545     2,232,510     4,692,055       51.87%
        ---------------------------------------------------------------------
          Galen Intl      238,021       216,050       454,071        9.06%
        ---------------------------------------------------------------------
          GEF              10,768         9,774        20,542        0.45%
        ---------------------------------------------------------------------
             Total      2,708,334     2,458,334     5,166,668       54.40%
        =====================================================================


                    Note: The percentages shown in each row of column (5) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (2) and (3) to 4,580,132 (the number of shares of Common Stock outstanding as of August 3, 1998, as set forth in the Issuer's Definitive Proxy on
          Schedule 14A filed in connection with the Issuer's Shareholder meeting held September 9, 1998) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (4) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                    Item 7 of the Initial Schedule 13D is hereby amended to add the following Exhibit 2:

                    2. Joint Filing Agreement and Power of Attorney, dated September 16, 1998, by the Reporting Persons and the Related Persons.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  September 17, 1998     GALEN PARTNERS III, L.P.
                                        By:  Claudius, L.L.C.



                                        By: /s/ Bruce F. Wesson
                                           --------------------------------
                                             Managing Member


                                        GALEN PARTNERS
                                        INTERNATIONAL III, L.P.
                                        By:  Claudius, L.L.C.



                                        By: /s/ Bruce F. Wesson
                                           --------------------------------
                                             Managing Member


                                        GALEN EMPLOYEE FUND III, L.P.
                                        By:  Wesson Enterprises, Inc.



                                        By: /s/ Bruce F. Wesson
                                           --------------------------------
                                             President



                   [Signatures continued on next page.]

                                        CLAUDIUS, L.L.C.



                                        By: /s/ Bruce F. Wesson
                                           --------------------------------
                                             Managing Member

                                        WESSON ENTERPRISES, INC.



                                        By: /s/ Bruce F. Wesson
                                           --------------------------------
                                             President

                                        WILLIAM R. GRANT


                                         /s/ William R. Grant
                                        -----------------------------------

                                        BRUCE F. WESSON


                                         /s/ Bruce F. Wesson
                                        -----------------------------------

                                        L. JOHN WILKERSON


                                         /s/ L. John Wilkerson
                                        -----------------------------------

                                        DAVID JAHNS


                                         /s/ David Jahns
                                        -----------------------------------

                                        SRINI CONJEEVARAM


                                         /s/ Srini Conjeevaram
                                        -----------------------------------

                                        ZUBEEN SHROFF


                                         /s/ Zubeen Shroff
                                        -----------------------------------

                               EXHIBIT INDEX


         Exhibit        Description
         -------        -----------

            2. Joint Filing Agreement and Power of Attorney, dated September 16, 1998, by the Reporting Persons and the Related Persons.